

May 10, 2007

via U.S. mail

Mr. Robert Scherich
Chief Financial Officer
Horsehead Holding Corp.
300 Frankfort Road
Monaca, PA 15061

> **Re:** **Horsehead Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2007**
> **File No. 333-142113**

Dear Mr. Scherich:

We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted

exhibits, including the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

3.   While we note that your registration statement registers the resale of common stock by selling shareholders and that there is currently no market for your common stock, you must nonetheless indicate the price at which the securities will be offered. See Schedule A (16) of the Securities Act. Revise your prospectus cover page and plan of distribution section to indicate that the selling security holders will sell at a stated, fixed price until, if applicable, the securities are quoted on The Nasdaq Global Market or an exchange and, thereafter, at prevailing market prices or privately negotiated prices.

        In this regard, we note reference on page 6 to the private placement of 13,973,862 shares of your common stock at a price to investors of $13.50.

Prospectus Summary, page 1

4.   Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

- Eliminate the suggestion that you only "highlight" "key" information.

- If you retain any claims of leadership such as your belief that you are "largest refiner of zinc oxide and Prime Western, or PW, zinc metal in North America," briefly explain in context how leadership is defined for these purposes and provide us with supplemental objective support for the claims.

- Similarly, other disclosure requiring independent support are your beliefs that you are also "the largest North American recycler of electric arc furnace, or EAF, dust, a hazardous waste produced by the steel mini-mill manufacturing process," as well as "the largest producer of PW zinc in North America." To avoid excess detail in the summary section, where practicable later in the prospectus, supplement all such language with quantifiable data based on objective sources. Unless you can provide us with objective support for such statements, these assertions are not appropriate.

- Define terms the first time they are used, such as Prime Western zinc and "Six Sigma."

- Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation throughout the summary.

5.   The disclosure under "Competitive Strengths" and "Business Strategy" duplicates what appears on pages 43-45. This section should summarize rather than repeat disclosure that appears elsewhere. Revise accordingly.

6.   In this section, you have discussed at length the positive aspects of your history, such as your operation in the zinc industry for more than 150 years and that you have supplied zinc oxide to eight of your current ten largest zinc oxide customers for over ten years. Please provide balancing disclosure to include all aspects of your history. For example, discuss your predecessor's filing of Chapter 11 bankruptcy protection in 2002. In your discussion here, provide adequate details of the bankruptcy, such as addressing the relationship between management of the reorganized company and HII, the reasons HII went into bankruptcy and whether the issues that caused the bankruptcy have been fully resolved.

7.   Balance the positive aspects of your business with a discussion of the more significant risks and limitations that could harm your business or inhibit your strategic plans, such as the highly cyclical nature of the metals industry and the intense competition you face from regional, national and global companies in each of the markets you serve. In your revision, please be sure that the risks discussed are equivalent in scope and specificity to the strengths and business strategies included in this section. A mere cross-reference to the "Risk Factors" section will not be sufficient.

     Further, in this regard, the summary should be shortened by eliminating disclosure that is better suited for the business section. For instance, please move your discussion of the industry out of the summary.

8.   We note that the U.S. Environmental Protection Agency designated your recycling process as the "Best Demonstrated Available Technology" in the area of high-temperature metals recovery related to the processing of EAF dust. Please provide us with objective documentation supporting this designation. We may have further comment.

9.   We note your statement that "current industry analysts forecast that continued growth in global demand and historically low zinc stocks will cause these favorable zinc market conditions to continue through 2007." Please identify these industry analysts and provide us with a copy of this forecast.

10.   Please provide the basis for your belief that your recycling operations will continue to grow by approximately 2-3% per year through 2010 and that steel mini-mill operators increasingly will rely on recyclers rather than landfills to manage this increased output.

Industry Overview, page 5

11.   Please provide us with objective support for your conclusion that zinc metal is the
        fourth most commonly used metal in the world, after iron, aluminum and copper.

12.   With respect to your table detailing zinc consumption for the past five years
        and consensus forecasts as of February 2007, as compiled by CRU International,
        Inc., please tell us whether the source of this information is publicly available
        without cost or at a nominal expense. This applies to the information set forth in
        other places of your prospectus as well, such as page 40. If the source is not
        publicly available at nominal or no cost, it appears that consent of the third party
        to the use of the information in the prospectus and to the reference to that firm
        should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C
        and Item 601(b)(23) of Regulation S-K for additional guidance.

Recent Developments, page 6

13.   We note that all proceeds of the private placement you completed on April 12,
        2007 were placed into escrow pending authorization by the U.S. Federal Energy
        Regulatory Commission of your proposed application of the net proceeds. Briefly
        disclose here or provide a cross-reference to disclosure found elsewhere the
        details of this pending authorization. For instance, address why it is necessary,
        how long it is estimated to last, and what specifically is being reviewed. We may
        have further comment.

The Offering, page 7

14.   Please expand your disclosure to explain the reasons the 6.2 million shares that
        you intend to repurchase upon receipt of FERC approval have not been deducted
        from the number of shares to be outstanding after this offering, and to clarify
        whether these shares will not otherwise be repurchased.

15.   Given your issuances of shares in November 2006 and April 2007, and the
        contingent share, warrant and option repurchases you have identified, it would be
        helpful to have disclosure showing the pro forma effects of both issuances and
        those aspects of the arrangement that are pending receipt of FERC approval, for
        the balance sheet and per share amounts covering the most recently completed
        fiscal year and subsequent interim period, in the prospectus summary and adjacent
        to your selected financial data beginning on page 24. Please also disclose the
        extent to which the warrants and options are fully vested and exercisable, indicate
        whether you anticipate recognizing any charge against earnings as a result, and
        clarify how the exercise prices are to be taken into account in determining the
        repurchase amount.

Risk Factors, page 10

16. Throughout this section, rather than stating that there is or can be no assurance of or no guarantee of a particular outcome, state the extent of each risk plainly and directly.

17. Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "We may be adversely impacted by work stoppages and other labor matters," "We depend on third parties for transportation services" and "We do not have any current plan to pay, and are restricted in our ability to pay, any dividends on our common stock."

18. It is inappropriate to include "risk factors" that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include "We are exposed to risks associated with acts of God, terrorists and others…," "Requirements associated with being a public company…" and "If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002…."

19. Eliminate language that tends to mitigate the risk you discuss, such as clauses that begin "although" or "while." Similarly, your reference to market prices for zinc being at historical highs during the fourth quarter of 2006 mitigates the risk you discuss. Instead, focus on the underlying risk.

We may be adversely impacted by work stoppages and other labor matters., page 12

20. If you have had any work stoppages and other labor matters that in the past have material adversely affected you, please discuss these.

Our operations are subject to numerous federal and state statutes…., page 14

21. If material, please provide expanded disclosure elsewhere to describe the costs associated with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.

We depend on the service of key individuals,…., page 15

22. If any of your "key personnel" are not under contract, revise to disclose this and to identify those considered key. Also, if you do not carry key person insurance, disclose this as well. If all key employees are under contract and insured, do not disclose that information in the Risk Factors section as it would mitigate any risk.

We do not have any current plan to pay, and are restricted in our ability to pay, any dividends…., page 18

23.   Please revise this risk factor to more accurately describe the risk. For instance, it appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Industry and Market Data, page 19

24.   You are responsible for the accuracy and completeness of all disclosure that appears in your filings with the Commission. If you retain the references to your sources, revise to eliminate any suggestion that the disclosure that appears in your document may be unreliable or another party's responsibility. Also make clear that you believe all disclosure that appears in your document is accurate and reliable.

Selected Historical Consolidated Financial and Other Information, page 24

25.   We note you disclose that the consolidated financial statements of your predecessor HII as of and for the periods ended December 31, 2002 and December 23, 2003 contain certain assets and liabilities that were not acquired by you, and that such assets and liabilities were "…not subjected to the customary third party valuation approaches and impairment tests commonly used to produce audited financial statements." You further disclose that the unaudited financial statements as of and for the period ended December 23, 2003 "…do not include any adjustments to reduce the book value of the assets and liabilities" that you purchased to expected realizable fair value.

While the financial statements of your predecessor do not need to be audited to comply with your SEC reporting obligations, because they precede the most recent three year period covered by your financial statements, they should be presented in accordance with U.S. GAAP. The guidance in SFAS 144 pertaining to impairment testing must be followed to comply with GAAP; it is not an auditing standard. Accordingly, please revise your disclosure and selected financial data to reflect your predecessor's historical financial information on a U.S. GAAP basis. Please also label the columns containing your predecessor data as unaudited, and disclose the extent of and reason for the $28 million "write-down" impacting your earnings in the period subsequent to the acquisition. If you are referring to your purchase price allocation, rather than an impairment charge impacting your earnings, disclose such clarification and replace the term write-down with language that is more descriptive of its nature.

Additionally, disclose the amounts of your predecessor's assets and liabilities not acquired by you, and the results of operations associated with such assets and liabilities that are reflected in the historical financial information shown for your predecessor for each of the periods presented.

Management's Discussion and Analysis of Financial Condition . . ., page 26

Overview, page 26

26.   Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to Section III.A. of SEC Release 33-8350 (December 29, 2003) for additional guidance.

27.   You state that "For the periods covered in this discussion and analysis, North American consumption of PW zinc metal (the grade of zinc metal in which we specialize) and zinc oxide (the value-added zinc-based product from which we generate the most net sales on an historical basis) has increased." The table immediately following this statement, at the top of page 27, does not appear to indicate that there has been a material increase in sales volume from 2004 to 2006. Please reconcile your narrative with the information presented in the table.

Results of Operations, page 31

28.   When you attribute changes in significant items to more than one factor or element, break down and quantify the impact of each factor or element. For example, if known or practicable, please break down and quantify the increase in the LME average zinc price which helped drive your sales increase in 2006. For further guidance, please refer to Section III.D of SEC Release 33-6835 (May 18, 1989) ("discussion and quantification of the contribution of two or more factors to such material changes").

Selling, general and administrative expenses, page 32

29.   Please explain the nature of the management services rendered by Sun Capital Partners Management III, LLC for which you incurred management fees.

Liquidity and Capital Resources, page 34

30.   Quantify and describe all applicable financial covenants in your debt agreements, and disclose whether you are in compliance with all covenants as of the latest practicable date.

31.   Please expand to discuss the "certain limits" on capital spending imposed on you by your credit facilities. If these spending limits impact your business strategy of expanding your capacity to produce zinc oxide and increase the

volume of EAF dust that you process, please revise the risk factor on page 12 accordingly.

32. The first time you discuss the October 2006 special dividend, please be sure to disclose the material terms of this dividend and explain the reasons for the dividend. We note, for example, that your named executive officers received bonus compensation and that Sun Capital received certain payments in connection with the special dividend.

Contractual Obligations and Commercial Commitments, page 35

33. Please confirm to us that you have no obligations relating to executive compensation, or amend your chart to include them.

34. Please add note disclosure to your table which clearly indicates, if true, that the amounts disclosed as payments for long-term debt do not include interest.

Business, page 43

Our History, page 46

35. Provide further details regarding your relationship and history with Sun Capital and HII. We note Sun Capital's control of your board, Sun Capital's beneficial holdings in your securities, and the prior management services agreement with Sun Capital. Also, please identify the affiliate of Sun Capital that purchased substantially all of HII's operating assets and assumed certain of HII's liabilities in a U.S. Bankruptcy Court-approved asset sale in December 2003. Further, in this regard, explain the relationship between this affiliate and Sun Capital, as well as its relationship with HII. For instance, explain how the affiliate became aware of HII's asset sale.

Customers, page 51

36. We note your discussion of principal customers. Please confirm whether one or more of your segments has sales to any customers that in the aggregate amount to 10% or more of your consolidated revenues. We note your disclosure in your risk factors that no one customer accounted for more than 10% of your 2006 sales.

37. Please advise us of whether you have any sales contracts that last for more than one year. For instance, we note that you typically enter into multi-year service contracts with steel mimi-mills to recycle their EAF dust. As such, it appears that backlog disclosure would be required for these contracts, and any others, that may extend for a year or more. Please provide such backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K or tell us why you feel it is not appropriate.

Legal Proceedings, page 56

38.   We note that pursuant to a Consent Order and Agreement you entered into with
        PADEP, you are obligated to undertake certain corrective action related to the
        resolution of fugitive emission violations at your Monaca facility. Please describe
        the corrective action that you are obligated to undertake.

Management, page 57

39.   Revise the biographical sketches as necessary to eliminate any gaps or
        ambiguities regarding time and all offices held during the five year periods.
        Examples include the sketches you provide for Messrs. Hensler and McConvery.

40.   We note that a majority of your board is affiliated with Sun Capital. Please
        disclose any arrangement or understanding between your directors and Sun
        Capital to which the directors were to be selected as director. See Item 401(a) of
        Regulation S-K.

Committees of the Board, page 59

41.   When known, revise to include all necessary corporate governance disclosure
        pursuant to Item 407(a) of Regulation S-K. For example, please identify each
        independent director or nominee and any audit, nominating and compensation
        committee members that are not independent. Also, please clearly disclose the
        people performing similar functions in lieu of any committees. See Section V.D.
        of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

        Further, in this regard, please discuss the reasons for not having an audit
        committee considering the size of the company. Also, address who will perform
        the audit committee functions if there is not one. Lastly, please advise us of your
        consideration of adding a risk factor to identify the risks of not having an audit
        committee.

42.   We note that you have six members on your board of directors, and that four of
        them may resign. Please discuss whether those four will be replaced with
        independent directors. If not, please advise us of your consideration of adding a
        risk factor to address the risks of having a six member board of directors with
        only one independent director.

Compensation Discussion and Analysis, page 60

43.   While you state that you have not engaged in the benchmarking of executive
        compensation, we note your disclosure that you have sought to achieve an overall
        compensation program that is generally competitive with the median of the
        market place, that you considered market data on similar positions with

competitive companies in establishing the 2006 salaries of the executive officers, and that increases in salary are based in part on levels of compensation for executives of comparable companies owned and managed by Sun Capital affiliates. Please identify the companies to which you have compared your policies, including a description of the types of comparable companies owned and managed by Sun Capital affiliates.

44.   We note that a large proportion of the compensation paid in 2006 to the named executive officers, in the form of one-time cash bonuses and amendment and cancellation of options, was in connection with the November private placement. Please expand your compensation discussion and analysis to discuss why the company chose to pay each element of compensation and how the company determined the amount of each element to pay. Discuss how each compensation element and the company's decisions regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements. See Items 402(b)(1)(iv) – (vi) of Regulation S-K.

45.   In addition, please discuss:

- how specific forms of compensation are structured and implemented to reflect the named executive officer's individual contribution to specific items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account;

- the factors considered in decisions to increase or decrease compensation materially; and
- how compensation or amounts realizable from prior compensation are considered in setting other elements of compensation.

See Items 402(b)(1)(vii) – (x) of Regulation S-K.

46.   We note your disclosure in footnote 1 of the summary compensation table. As this disclosure does not account for material amounts of the compensation set forth in the "bonus" column, please expand to disclose the other elements of the bonuses paid to the named executive officers.

47.   Please revise your disclosure to clarify on an <u>individual</u> basis versus an aggregate basis, the target levels and performance goals set for each named executive officer. If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

48.   Giving consideration to the aforementioned comment, if you have established
        targets with respect to individual and aggregate bonus amounts for fiscal 2007,
        please disclose these as well. Alternatively, tell us how you would be
        competitively harmed, as in our comment above, and include disclosure that
        explains how difficult it will be for the executives to achieve the undisclosed
        target levels.

Long-term Incentive Awards, page 61

49.   Please provide further details regarding your long-term incentive awards. For
        instance, better describe how the amounts will be determined, when they will be
        issued, and on what basis they will be awarded.

Other Programs, page 62

50.   We note that you have provided one-time bonuses to your executive officers and
        cancelled for a cash payment options held by such executive officers, in order to
        provide incentives to and reward our executive officers upon completion of
        certain material corporate events. Please describe what constitutes a material
        corporate event.

Certain Relationships and Related Party Transactions, page 79

51.   Disclose whether the transactions you describe were on terms at least as favorable
        to you as could have been obtained through arm's length negotiations with
        unaffiliated third parties. Also, discuss how you intend to address future potential
        conflicts of interest, and state whether you have any policy regarding the terms of
        future transactions with your affiliates.

52.   Please disclose who is responsible for approving related party transactions.
        Further, in this regard, describe the policies and procedures for the review,
        approval or ratification of transactions with related persons that are reportable
        under Item 404(a) of Regulation S-K. The description must include the material
        features of these policies and procedures that are necessary to understand them.

        Also, identify any transactions required to be reported pursuant to Item 404(a) of
        Regulation S-K where the policies and procedures did not require review,
        approval or ratification or where such policies and procedures were not followed.
        Finally, to the extent that no such procedures or policies were in place at the time
        of the referenced transactions, revise to make this clear. See 404(b) of Regulation
        S-K.

Plan of Distribution, page 89

53.   We note that the selling shareholders may engage in short sales of your common

stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Financial Statements

General

54.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

55.   We note that you present measures of gross profit that exclude depreciation expense. Please understand that the accommodation outlined in SAB Topic 11:B, pertaining to costs of sales, does not extend to measures of gross profit, which if presented must be shown on a GAAP basis. Therefore, please either reposition depreciation expense that would be appropriately attributed to costs of sales above the gross profit metrics, and recalculate those measures, or eliminate the gross profit line altogether. Please make similar revisions to your gross profit measures disclosed on pages 8 and 25. If you wish to present the non-GAAP measure elsewhere in the filing, you should be prepared to demonstrate compliance with Item 10(e) of Regulation S-K.

Note B – Summary of Significant Accounting Policies, page F-7

Shipping and Handling Fees and Costs, page F-8

56.   We note your disclosure stating that you record shipping and handling costs as a reduction of revenues, which is contrary to the guidance in paragraph 7 of EITF 00-10. Please correct your financial statements and accounting policy to reflect such costs in an expense line item. If your shipping and handling costs are significant to your gross profit, they should be included in your cost of sales. Refer to paragraphs 6 to 8 of EITF 00-10 if you require further guidance. Please make similar revision to your disclosure on page 28.

Inventories, page F-8

57.   We understand from your disclosure that when reviewing inventory for the lower of cost or market, you consider decreases in the LME zinc price that occur subsequent to the end of the year. Tell us the extent to which your results of operations have been impacted each period for LCM adjustments attributable to price declines occurring after year end, before publishing your financial statements, and explain why you believe this approach does not result in out-of-period impairment recognition (i.e. misalignment of actual impairment and recognition in the periodic reports). Also tell us the extent to which you have

considered increases in the LME zinc price subsequent to the end of the year in conducting your inventory reviews, and explain your rationale for either including or excluding these observations in your impairment determinations.

Note L – Related Party Transactions, page F-19

58.   We note you disclosure indicating that your annual fee for financial and management services was based on a computation of EBITDA, which you defined as the sum of net income, interest expense, income taxes, depreciation and amortization plus or minus certain extraordinary, nonrecurring and non-cash transactions. The term EBITDA is defined in Item 10(e)(1)(ii)(A) of Regulation S-K as earnings before interest, taxes, depreciation and amortization.

Please expand your disclosure to clarify, if true, that the metric you have characterized as EBIDTA in computing fees payable, while consistent with your contractual arrangement, reflect adjustments beyond those represented in the acronym. Otherwise, refer to Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" located on the SEC website at the following address, and change your labeling to a term that is more descriptive of your non-GAAP measure.

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

Note R – Subsequent Events, page F-25

59.   We note you disclose that if you do not receive FERC authorization by May 31, 2007, you will redeem all common shares sold in the April 12, 2007 private placement. Please address the presentation of the related amounts when updating your financial statements sufficiently to understand the basis for your conclusions in applying the guidance in EITF D-98 and SFAS 150, specifically relating to the possible need for redemption upon the occurrence of events that are outside of your control, until the contingency terminates.

Undertakings

59.   Please provide all applicable undertakings pursuant to Item 512 of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Dang
        K. Hiller
        J. Wynn

        <u>via facsimile</u>
        James S. Rowe and Gregory C. Vogelsperger
        Kirkland & Ellis LLP
        (312) 861-2200